1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: January 22, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

TSMC Reports Fourth Quarter EPS of NT$0.48
Hsin-Chu, Taiwan, R.O.C., January 22, 2009 — TSMC today announced consolidated revenue of NT$64.56 billion, net income of NT$12.45 billion, and diluted earnings per share of NT$0.48 (US$0.07 per ADS unit) for the fourth quarter ended December 31, 2008.
Year-over-year, fourth quarter revenue decreased 31.2% while net income and diluted EPS decreased 63.9% and 62.3%, respectively. Compared to third quarter of 2008, fourth quarter results represent a 30.6% decrease in revenue, a decrease of 59.3% in net income, and a decrease of 59% in diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.
Triggered by a deepening economic recession worldwide and customers’ inventory adjustment, fourth quarter saw a sharp decline in the demand for semiconductors across all applications. Gross margin for the quarter was 31.3%, operating margin was 18.6%, and net margin was 19.3%.
Advanced process technologies (0.13-micron and below) accounted for 65% of wafer revenues with 90-nanometer process technology accounting for 21% and 65-nanometer reaching 27% of total wafer sales.
“The global economic recession continues to worsen. Fourth quarter end-market sell-through was much below the already conservative expectations, and consumer demand remains very weak. This has led to a rising DOI for our customers, who continue to pare their inventories aggressively, resulting in a further significant cut back of wafer demand,” said Lora Ho, VP and Chief Financial Officer of TSMC. “Based on our current business outlook, management expects overall performance for first quarter 2009 to be as follows”:
•	Revenue is expected to be between NT$32 billion and NT$35 billion;

•	Gross profit margin is expected to be between 1% and 5%;

•	Operating profit margin is expected to be between -19% and -15%.
#     #     #

TSMC’s 2008 fourth quarter consolidated results :

			(Unit: NT$ million, except for EPS)
	4Q08	4Q07	YoY	3Q08		QoQ
	Amount*	Amount	Inc. (Dec.) %	Amount		Inc. (Dec.) %
Net sales	64,562	93,860	(31.2)	92,979		(30.6)
Gross profit	20,195	44,836	(55.0)	43,094		(53.1)
Income from operations	12,022	36,758	(67.3)	32,917		(63.5)

Income before tax	13,094	39,332	(66.7)	34,430		(62.0)
Net income	12,446	34,485	(63.9)	30,574		(59.3)

EPS (NT$)	0.48 **	1.29 ***	(62.3)	1.18	****	(59.0)

*	2008 fourth quarter figures have not been approved by Board of Directors

**	Based on 25,655 million weighted average outstanding shares

***	Based on 26,773 million weighted average outstanding shares

****	Based on 25,850 million weighted average outstanding shares

TSMC Spokesperson: Ms. Lora Ho Vice President and CFO Tel: 886-3-566-4602	TSMC Acting Spokesperson: Mr. J.H. Tzeng Deputy Director, PR Department, TSMC Tel: 886-3-505-5028 Mobile: 886-928-882607 E-Mail: jhtzeng@tsmc.com	For Further Information: Mr. Richard C.Y. Chung Technical Manager, PR Department, TSMC Tel: 886-3-563-6688 ext. 7125038 Mobile: 886-911-258751 E-Mail: cychung@tsmc.com	Mr. Michael Kramer Senior Administrator, PR Department, TSMC Tel: 886-3-563-6688 ext. 7126216 Mobile: 886-926-026632 E-Mail: pdkramer@tsmc.com